UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Yin Linsheng

Gold One South Africa (Pty) Ltd.

Postnet Suite 415

Private Bag X75

Bryanston

Gauteng 2021, South Africa

+27 87 255 6900

With a copy to:

Chloe Xu and Jerry Li

Baiyin International Investment Ltd.

1701, E2 Oriental Plaza,

No.1 East Chang’an Ave,

Beijing, China

100738

+86 10 85181103

August 24,2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa SPV(Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 240,229,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 240,229,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,229,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.98% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa (Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 240,229,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 240,229,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,229,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.98% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One North Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 240,229,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 240,229,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,229,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.98% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 240,229,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 240,229,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,229,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.98%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Precious Metals Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,127,452 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,127,452 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,127,452 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.24%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 240,229,064 ordinary shares held by Gold One South Africa SPV(Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner); and (ii) 6,898,388 ordinary shares issuable upon the conversion of 1,724,597 American Depositary Shares (“ADSs”) held by Baiyin International Investment Ltd. (“Baiyin International Investment”) (for which this Reporting Person may be deemed a beneficial owner).

(2)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Nonferrous Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,127,452 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,127,452 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,127,452 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.24%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 240,229,064 ordinary shares held by Gold One South Africa SPV(Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner); and (ii) 6,898,388 ordinary shares issuable upon the conversion of 1,724,597 American Depositary Shares (“ADSs”) held by Baiyin International Investment Ltd. (“Baiyin International Investment”) (for which this Reporting Person may be deemed a beneficial owner).

(2)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin International Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,898,388
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,898,388
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,898,388
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.26%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

Introduction

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed to report a greater than 1% decrease in the percentage of shares beneficially owned by the reporting persons. Except as set forth herein, there are no changes to the original Schedule 13D filed on January 9, 2015 by Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 7 is hereinafter referred to as the “Schedule 13D”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Since the amendment No.6 was filled and announced, as of August 21, 2020 Gold One South Africa SPV sold additional 33,927,088 ordinary shares of the Issuer at an average price per share of ZAR 51,63 in the open market, and a total of   1,27% of ordinary shares of the issuer was disposed of.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Since the amendment No.6 was filled and announced, as of August 21, 2020 Gold One South Africa SPV sold additional 33,927,088 ordinary shares of the Issuer at an average price per share of ZAR 51,63 in the open market, and a total of  1,27% of ordinary shares of the issuer was disposed of.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, Gold One South Africa SPV(Pty) Ltd. (“Gold One South Africa SPV”), Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), Gold One North Ltd. (“Gold One North”) and Gold One Group Ltd. (“Gold One Group”) beneficially own an aggregate of 240,229,064 ordinary shares, or 8.98% of the Issuer’s issued and outstanding ordinary shares.  Baiyin International Investment Ltd. (“Baiyin International Investment”) beneficially owns an aggregate of 6,898,388 ordinary shares issuable upon the conversion of 1,724,597 ADSs, or 0.26% of the Issuer’s issued and outstanding ordinary shares. Baiyin Precious Metals Investment Ltd. (“BPM”) and Baiyin Nonferrous Group Co., Ltd. (“Baiyin Nonferrous”) beneficially own an aggregate of 247,127,452 ordinary shares, or 9.24% of the Issuer’s issued and outstanding ordinary shares, which includes (i) the 240,229,064 ordinary shares held directly by Gold One South Africa SPV; and (ii) the 6,898,388 ordinary shares issuable upon the conversion of 1,724,597 ADSs held by Baiyin International Investment.

Percentage calculated based on a total of 2,675,009,860 ordinary shares issued and outstanding as of March 31, 2020 as disclosed in the Issuer’s Operating and Financial Results for the first quarter ended March 31, 2020.

(b)           As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North, Gold One Group and BPM are deemed to share voting and dispositive power with respect to the 240,229,064 ordinary shares held directly by Gold One South Africa SPV. Baiyin International Investment Ltd. (“Baiyin International Investment”) beneficially owns an aggregate of  6,898,388ordinary shares issuable upon the conversion of 1,724,597 ADSs, or 0.26% of the Issuer’s issued and outstanding ordinary shares. Baiyin Precious Metals Investment Ltd. (“BPM”) and Baiyin Nonferrous is deemed to share voting and dispositive power with respect to 247,127,452 ordinary shares, or 9.24%, which includes (i) the 240,229,064 ordinary shares held directly by Gold One South Africa SPV; and (ii) the 6,898,388 ordinary shares issuable upon the conversion of 1,724,597 ADSs held by Baiyin International Investment.

(c)           Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)           Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)           Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aug  24, 2020

GOLD ONE SOUTH AFRICA SPV(PTY) LTD.

By:	/s/ Enos Josef Barnard
	Name:	Enos Josef Barnard
	Title:	Director

GOLD ONE SOUTH AFRICA (PTY) LTD.

By:	/s/ Yin Linsheng
	Name:	Yin Linsheng
	Title:	Director

GOLD ONE NORTH LTD.

By:	/s/ Jonathan Georges Hericourt
	Name:	Jonathan Georges Hericourt
	Title:	Director

GOLD ONE GROUP LTD.

By:	/s/ Yuan Jiyu
	Name:	Yuan Jiyu
	Title:	Director

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

By:	/s/ Yuan Jiyu
	Name:	Yuan Jiyu
	Title:	Director

BAIYIN NONFERROUS GROUP CO.,, LTD.

By:	/s/ Xie Chunsheng
	Name:	Xie Chunsheng
	Title:	Securities Affairs Representative (Assistant Company Secretary)

BAIYIN INTERNATIONAL INVESTMENT LTD.

By:	/s/ Lu Jiongjie
Name: Lu Jiongjie
Title: Director